Dreyfus Premier Municipal Bond Fund

ANNUAL REPORT April 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

Dreyfus Premier
Municipal Bond Fund

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Municipal Bond Fund, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, James Welch and W. Michael Petty.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



DISCUSSION OF FUND PERFORMANCE

James Welch and W. Michael Petty, Portfolio Managers

How did Dreyfus Premier Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 7.18% for Class A shares, 6.64% for Class B shares and 6.40% for Class C shares, and from its inception on October 13, 2004, through April 30, 2004, the fund's Class Z shares achieved a total return of 2.71%.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper General Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 5.93%.[3]

On October 13, 2004, the fund began to offer Class Z shares generally only to shareholders of General Municipal Bond Fund, Inc. — which transferred all of its assets into the fund and then ceased operations. On October 14, 2004, W. Michael Petty and James Welch became co-portfolio managers of the fund.

Despite rising interest rates and inflationary pressures, longer-term municipal bonds fared relatively well over the reporting period. The fund produced returns that were in line with its benchmark and higher than its Lipper category average, primarily due to our emphasis on credit quality and focus on securities in the 25-year maturity range, which helped us avoid heightened volatility among shorter-term bonds as interest rates rose.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Surging commodity prices and strengthening labor markets stoked long-dormant inflation fears and led to heightened market volatility in the spring of 2005. These factors also prompted the Federal Reserve Board (the "Fed") to raise short-term interest rates in late June 2004. Six additional increases followed, and the overnight federal funds rate rose from 1% at the start of the reporting period to 2.75% by the end.

While higher short-term rates historically have eroded the value of bonds across the full maturity spectrum, longer-term bonds held up surprisingly well during the reporting period. Investors' inflation concerns eased amid relatively moderate economic growth, and the Fed's well-telegraphed changes in monetary policy removed some uncertainty from the market. During the first quarter of 2005, however, inflationary pressures appeared to be more sustained, and heightened volatility returned to the fixed-income markets.

The fund's performance also was influenced by higher tax revenues for most states in the recovering economy, which relieved many of the fiscal pressures they had experienced during the downturn. Although improved fiscal conditions reduced the need to finance budget deficits, the supply of newly issued securities rose during the reporting period as issuers took advantage of low borrowing rates to refund their seasoned, higher-coupon debt.

Because longer-term rates remained relatively stable as short-term interest rates rose, our focus on bonds in the 25-year maturity range benefited the fund's performance. In addition, yield differences among bonds with various credit ratings narrowed beyond historical norms, and we upgraded the fund's overall credit quality without significantly sacrificing income. Finally, the fund received strong contributions to performance from securities backed by the states' settlement with U.S. tobacco companies, which gained value as litigation-related concerns eased. When purchasing new securities, we focused primarily on premium-priced, callable bonds that, in our view, tend to hold up well during market declines.

What is the fund's current strategy?

Just days after the reporting period ended, the Fed raised short-term interest rates for the eighth consecutive time, and additional increases are expected. Accordingly, we have maintained the fund's focus on premium bonds and emphasis on credit quality.

May 16, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided for Class Z shares reflects the absorption of expenses by The Dreyfus Corporation pursuant to an agreement in effect until at least April 30, 2006. Had these expenses not been absorbed, the return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Dreyfus Premier Municipal Bond Fund (Class A shares) ——————
Dreyfus Premier Municipal Bond Fund (Class B shares) ··········
Lehman Brothers Municipal Bond Index†

$18,735

$15,915
$15,671

Dollars

Years Ended 4/30

Comparison of change in value of $10,000 investment in Dreyfus Premier Municipal Bond Fund Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier Municipal Bond Fund on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C and Class Z shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.

The fund invests primarily in municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. The Index does not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Actual Aggregate Total Returns *as of 4/30/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class Z shares	**10/13/04**	–	–	–	**2.71%**

Average Annual Total Returns *as of 4/30/05*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (4.5%)		**2.38%**	**4.61%**	**4.60%**	
without sales charge		**7.18%**	**5.58%**	**5.08%**	
Class B shares					
with applicable redemption charge †		**2.64%**	**4.72%**	**4.76%**	
without redemption		**6.64%**	**5.05%**	**4.76%**	
Class C shares					
with applicable redemption charge ††	**7/13/95**	**5.40%**	**4.80%**	–	**3.97%**
without redemption	**7/13/95**	**6.40%**	**4.80%**	–	**3.97%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Municipal Bond Fund from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.61	$ 7.11	$ 8.20	$ 4.36
Ending value (after expenses)	$1,020.70	$1,018.20	$1,017.00	$1,021.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.61	$ 7.10	$ 8.20	$ 4.36
Ending value (after expenses)	$1,020.23	$1,017.75	$1,016.66	$1,020.48

† *Expenses are equal to the fund's annualized expense ratio of .92% for Class A, 1.42% for Class B, 1.64% for Class C and .87% for Class Z, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2005

Long-Term Municipal Investments−97.6%	Principal Amount ($)	Value ($)
Alabama−2.0%		
Jefferson County, Limited Obligation School Warrants 5.25%, 1/1/2020	5,000,000	5,385,550
Jefferson County, Sewer Revenue (Capital Improvement Warrants) 5.125%, 2/1/2039 (Insured; FGIC) (Prerefunded 2/1/2009)	4,000,000 a	4,329,720
University of Alabama, HR 5.75%, 9/1/2020 (Insured; MBIA)	3,000,000	3,315,510
Arizona−.4%		
Arizona School Facilities Board, Revenue (State School Improvement) 5.25%, 7/1/2020	2,500,000	2,730,500
Arkansas−1.2%		
Independence County, PCR (Entergy Arkansas Inc.) 5%, 1/1/2021	3,000,000	3,050,340
Lake Hamilton, School District Number 005 (Capital Improvement) 5.50%, 4/1/2029 (Insured; AMBAC)	4,600,000	4,850,700
California−11.1%		
California:		
5.625%, 5/1/2018	5,550,000	6,125,813
5.625%, 5/1/2020	5,715,000	6,307,931
California Department of Water Resources, Power Supply Revenue:		
6%, 5/1/2015	6,000,000	6,913,260
5.375%, 5/1/2018 (Insured; AMBAC)	5,280,000	5,867,400
California Economic Recovery 5%, 7/1/2017	5,000,000	5,374,050
California Educational Facilities Authority, Revenue (University of Southern California) 5%, 10/1/2033	8,000,000	8,364,160
California Pollution Control Financing Authority, PCR 8.604%, 6/1/2014	6,355,000 b,c	8,535,718
California Public Works Board, LR (Dept. of Corrections−Corcoran II) 5.50%, 1/1/2017 (Insured; AMBAC)	5,000,000	5,188,400
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue 6%, 1/1/2034 (Prerefunded 1/1/2007)	5,000,000 a	5,265,700
Golden State Tobacco Securitization Corp., Tobacco Settlement Revenue (Asset Backed):		
7.875%, 6/1/2042	1,000,000	1,160,050
7.90%, 6/1/2042 (LOC; Bank of New York)	1,500,000	1,742,505

Long-Term Municipal Investments (continued)	Principal Amount ($)		Value ($)
California (continued)			
Lincoln, Special Tax (Community Facilities District Number 2003-1) 6%, 9/1/2034	3,500,000		3,632,090
Los Angeles Unified School District 5.25%, 7/1/2020 (Insured; FSA)	4,000,000		4,427,640
Port Oakland, Revenue 5.50%, 11/1/2020 (Insured; FGIC)	4,085,000		4,434,798
Colorado—7.2%			
Arapahoe County Capital Improvement Trust Fund, Highway Revenue (E-470 Project):			
Zero Coupon, 8/31/2005	2,530,000		2,508,672
Zero Coupon, 8/31/2007 (Prerefunded 8/31/2005)	4,000,000	a	3,539,520
7%, 8/31/2026 (Prerefunded 8/31/2005)	11,000,000	a	11,491,260
Broomfield City and County, COP (Open Space Park and Recreation Facilities) 5.50%, 12/1/2020 (Insured; AMBAC)	1,000,000		1,094,320
Colorado Educational and Cultural Facilities Authority, LR (Community Colleges of Colorado) 5.50%, 12/1/2021 (Insured; AMBAC)	1,100,000		1,217,513
Colorado Housing Finance Authority, 7.15%, 10/1/2030 (Insured; FHA)	115,000		120,962
Denver City and County, Airport Revenue 6%, 11/15/2017 (Insured; AMBAC)	5,000,000		5,541,200
E-470 Public Highway Authority, Revenue 5.75%, 9/1/2035 (Insured; MBIA)	5,500,000		6,160,330
Lakewood, MFHR (Insured Mortgage Loan) 6.70%, 10/1/2036 (Insured; FHA)	5,000,000		5,129,050
Northwest Parkway Public Highway Authority, Revenue:			
Zero Coupon, 6/15/2027 (Insured; AMBAC)	6,125,000		1,779,190
7.125%, 6/15/2041	8,250,000		8,918,003
Connecticut—4.2%			
Connecticut:			
8.363%, 6/15/2011	4,000,000	b,c	4,938,920
7.863%, 12/15/2015	3,700,000	b,c	4,858,544
Connecticut Health and Educational Facilities Authority, Revenue:			
(Saint Francis Hospital & Medical Center) 5.50%, 7/1/2017 (Insured; Radian)	4,040,000		4,450,100
(University of Hartford) 5.625%, 7/1/2026 (Insured; Radian)	4,345,000		4,716,193
Mashantucket Western Pequot Tribe, Special Revenue 5.75%, 9/1/2027	8,000,000	c	8,267,040

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
District of Columbia—1.0%		
Washington Convention Center Authority, Dedicated Tax Revenue (Senior Lien) 5%, 10/1/2021 (Insured; AMBAC)	6,500,000	6,867,250
Florida—.9%		
Highlands County Health Facilities Authority, Revenue (Adventist/Sunbelt) 6%, 11/15/2031	2,500,000	2,709,350
Jacksonville Electric Authority, Revenue 5.50%, 10/1/2030 (Prerefunded 10/1/2005)	3,385,000 [a]	3,426,771
Georgia—1.9%		
Atlanta and Fulton County Recreation Authority, Revenue (Downtown Arena Public Improvement) 5.375%, 12/1/2026 (Insured; MBIA)	2,180,000	2,306,178
College Park Business and Industrial Development Authority, Revenue (Civic Center) 5.75%, 9/1/2026 (Insured; AMBAC)	4,250,000	4,760,255
Georgia 5.25%, 7/1/2017	5,000,000	5,441,300
Illinois—2.7%		
Carol Stream, First Mortgage Revenue (Windsor Park Manor) 6.50%, 12/1/2007	1,115,000	1,171,040
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facility):		
8.75%, 3/1/2010	107,000	107,790
8.25%, 8/1/2012	1,365,000	1,282,076
Illinois Educational Facilities Authority, Revenues (University of Chicago) 5.125%, 7/1/2038 (Insured; MBIA)	5,000,000	5,186,950
Illinois Health Facilities Authority, Revenue (Residential Centers Inc.) 8.50%, 8/15/2016	4,660,000	4,665,639
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion) 5.50%, 6/15/2023 (Insured; MBIA)	5,000,000	5,518,550
Kansas—1.7%		
Wichita, HR (Via Christi Health System, Inc.):		
6.25%, 11/15/2019	2,000,000	2,238,540
6.25%, 11/15/2020	3,000,000	3,357,810
Wyandotte County Kansas City Unified Government, Utility Systems Revenue 5.65%, 9/1/2022 (Insured; AMBAC)	5,000,000	5,827,350

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Kentucky−2.1%		
Mount Sterling, LR (Kentucky League of Cities Funding) 6.10%, 3/1/2018	5,500,000	6,529,160
Pendleton County, Multi-County LR (Kentucky Association of Counties Leasing Trust Program) 6.40%, 3/1/2019	6,000,000	7,323,900
Louisiana−.2%		
Saint James Parish, SWDR (Freeport-McMoran Partnership) 7.70%, 10/1/2022	1,000,000	1,001,750
Maryland−.3%		
Maryland Energy Financing Administration, SWDR (Wheelabrator Water) 6.45%, 12/1/2016	2,100,000	2,205,945
Massachusetts−3.7%		
Massachusetts Consolidated Loan 5%, 3/1/2016	5,750,000	6,259,968
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard Pilgrim Health) 5%, 7/1/2014 (Insured; FSA)	4,500,000	4,698,270
Massachusetts Industrial Finance Agency, Revenue: Health Care Facility (Metro Health Foundation, Inc.) 6.75%, 12/1/2027	7,900,000	7,702,184
Water Treatment (American Hingham) 6.95%, 12/1/2035	2,450,000	2,592,321
Route 3 North Transportation Improvement Association, LR 5.75%, 6/15/2017 (Insured; MBIA)	3,000,000	3,331,590
Michigan−7.0%		
Dearborn Economic Development Corp., HR (Oakwood Obligation Group) 5.875%, 11/15/2025 (Insured; FGIC)	4,950,000	5,118,548
Michigan Building Authority, Revenue (Residual Certificates) 7.790%, 10/15/2017	5,000,000 [b,c]	6,088,550
Michigan Hospital Finance Authority: HR (Genesys Health Systems):		
8.10%, 10/1/2013 (Prerefunded 10/1/2005)	2,000,000 [a]	2,084,440
8.125%, 10/1/2021 (Prerefunded 10/1/2005)	4,910,000 [a]	5,117,791
7.50%, 10/1/2027 (Prerefunded 10/1/2005)	8,000,000 [a]	8,160,320
Revenue 7.593%, 11/15/2007	3,225,000 [b,c]	3,556,691
Michigan Strategic Fund, SWDR (Genesee Power Station) 7.50%, 1/1/2021	6,900,000	6,550,791
Pontiac Tax Increment Finance Authority, Tax Increment Revenue (Development Area Number 3) 6.25%, 6/1/2022	3,250,000	3,279,510
Romulus Economic Development Corp., EDR (HIR Limited Partnership) 7%, 11/1/2015	5,000,000	6,205,850

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Minnesota—1.6%		
Chaska, Electric Revenue 6%, 10/1/2025 (Prerefunded 10/1/2010)	2,000,000 a	2,275,080
Minneapolis, Health Care System Revenue (Fairview Health Services) 5%, 11/15/2034 (Insured; AMBAC)	7,000,000 d	7,345,100
Minnesota Housing Finance Agency, Single Family Mortgage 5.95%, 1/1/2017	750,000	764,235
Missouri—2.1%		
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson) 5.375%, 12/1/2027	2,470,000	2,585,720
Missouri Health and Educational Facilities Authority: Educational Facilities Revenue (Washington University) 5%, 2/15/2033	5,000,000	5,237,850
Health Facilities Revenue (Saint Anthony's Medical Center) 6.125%, 12/1/2019	4,000,000	4,329,680
Missouri Housing Development Commission, SFMR (Homeowner Loan) 6.30%, 9/1/2025 (Collateralized; FNMA & GNMA)	210,000	220,855
Saint Louis Industrial Development Authority, Revenue (Saint Louis Convention) 7.20%, 12/15/2028	1,685,000	1,284,307
New Jersey—5.7%		
Hudson County, COP (Correctional Facility) 5%, 12/1/2021 (Insured; MBIA)	4,000,000	4,288,000
New Jersey Economic Development Authority, Revenue: 7.353%, 6/1/2015 (Insured; AMBAC)	2,495,000 b,c	3,048,790
7.353%, 6/15/2016 (Insured; AMBAC)	2,495,000 b,c	3,048,790
(School Facilities—Construction 2001): 5.25%, 6/15/2015 (Insured; AMBAC) (Prerefunded 6/15/2011)	10,000 a	11,110
5.25%, 6/15/2016 (Insured; AMBAC) (Prerefunded 6/15/2011)	10,000 a	11,110
New Jersey Turnpike Authority, Turnpike Revenue: 8.843%, 1/1/2011 (Insured; MBIA)	6,350,000 b,c	8,148,764
5.50%, 1/1/2030 (Insured; MBIA)	6,000,000	6,472,500
5%, 1/1/2035 (Insured; AMBAC)	3,000,000	3,111,390
Tobacco Settlement Financing Corp.: 7%, 6/1/2041	4,000,000	4,326,240
(Asset Backed) 5.75%, 6/1/2032	5,000,000	4,996,300
New Mexico—1.0%		
Farmington, PCR (Public Service Co.–San Juan) 6.375%, 4/1/2022	1,430,000	1,541,912
Jicarilla Apache Nation, Revenue 5.50%, 9/1/2023	5,000,000	5,367,650

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York–4.2%		
New York City 5.50%, 3/15/2015	3,500,000	3,816,505
New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue:		
6%, 6/15/2033 (Prerefunded 6/15/2010)	3,085,000 [a]	3,544,078
5%, 6/15/2037	5,000,000	5,225,750
New York State Dormitory Authority, Revenues:		
(New York University) 6%, 7/1/2017 (Insured; MBIA)	3,500,000	4,238,885
(Rochester Institute of Technology)		
5.25%, 7/1/2024 (Insured; AMBAC)	3,345,000	3,591,426
(State University Educational Facilities)		
7.50%, 5/15/2013	2,500,000	3,166,675
New York State Thruway Authority, General Revenue		
5%, 1/1/2030 (Insured; AMBAC)	4,000,000	4,217,800
North Carolina–2.1%		
North Carolina Eastern Municipal Power Agency, Power Systems Revenue:		
7%, 1/1/2013	3,500,000	4,083,100
6.75%, 1/1/2026 (Insured; ACA)	5,000,000	5,591,250
North Carolina Medical Care Commission, Revenue (Housing Foundation Inc.):		
6.45%, 8/15/2020 (Insured; ACA)	1,000,000	1,108,680
6.625%, 8/15/2030 (Insured; ACA)	2,565,000	2,816,190
Ohio–6.4%		
Cincinnati, Water Systems Revenue:		
5%, 12/1/2020	2,420,000	2,568,346
5%, 12/1/2021	3,825,000	4,059,473
Cleveland-Cuyahoga County Port Authority, Revenue (Special Assessment/Tax Increment) 7.35%, 12/1/2031	3,000,000	3,254,760
Columbus City School District, School Facilities Construction and Improvement 5%, 12/1/2032 (Insured; FSA)	5,000,000	5,266,450
Cuyahoga County:		
Hospital Facilities Revenue (UHHS/CSAHS Cuyahoga Inc. & CSAHS/UHHS Canton Inc.) 7.50%, 1/1/2030	7,000,000	7,873,040
HR (Metrohealth Systems) 6.15%, 2/15/2029	3,115,000	3,260,315
Hamilton County, Sales Tax Zero Coupon, 12/1/2025 (Insured; AMBAC)	14,865,000	5,711,728
Mahoning County, Hospital Facilities Revenue (Forum Health Obligation Group) 6%, 11/15/2032	2,500,000	2,686,525
Ohio Water Development Authority, Pollution Control Facilities Revenue (Cleveland Electric) 6.10%, 8/1/2020 (Insured; ACA)	7,300,000	7,667,701

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Oklahoma—2.1%		
Holdenville Industrial Authority,		
Correctional Facility Revenue:		
6.60%, 7/1/2010 (Prerefunded 7/1/2006)	2,045,000 [a]	2,175,573
6.70%, 7/1/2015 (Prerefunded 7/1/2006)	4,625,000 [a]	4,925,625
McGee Creek Authority, Water Revenue		
6%, 1/1/2013 (Insured; MBIA)	6,025,000	6,836,568
Oregon—.6%		
Portland, Sewer Systems Revenue		
5.75%, 8/1/2019 (Insured; FGIC)	3,500,000	3,903,655
Pennsylvania—4.0%		
Allegheny County Sanitation Authority,		
Sewer Revenue 5.375%, 12/1/2024		
(Insured; MBIA) (Prerefunded 12/1/2007)	13,700,000 [a]	14,757,229
Butler County Industrial Development Authority,		
Health Care Facilities Revenue (Saint John Care		
Center) 5.85%, 4/20/2036 (Collateralized; GNMA)	4,210,000	4,542,169
Montgomery County Higher Education and Health		
Authority, Revenue (First Mortgage—AHF/		
Montgomery, Inc.) 10.50%, 9/1/2020	3,145,000	3,169,059
Montgomery County Industrial Development Authority,		
Mortgage Revenue (Whitemarsh Continuing Care)		
6.125%, 2/1/2028	1,500,000	1,533,195
Pennsylvania Economic Development Financing Authority,		
Exempt Facilities Revenue (Reliant Energy)		
6.75%, 12/1/2036	2,000,000	2,157,020
Rhode Island—1.0%		
Providence, Special Tax Increment Obligation		
6.65%, 6/1/2016	4,000,000	4,146,120
Rhode Island Health and Educational Building		
Corp., Revenue (Higher Education Facility)		
5.50%, 9/15/2024 (Insured; AMBAC)	2,000,000	2,222,660
Rhode Island Housing and Mortgage Finance Corp.		
(Homeownership Opportunity) 7.55%, 10/1/2022	355,000	355,415
South Carolina—2.8%		
Greenville County School District, Installment		
Purchase Revenue (Building Equity		
Sooner Tomorrow) 5.50%, 12/1/2028	12,900,000	13,976,634
Greenville Hospital System,		
Hospital Facilities Revenue		
5.50%, 5/1/2026 (Insured; AMBAC)	4,385,000	4,804,513

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Tennessee—1.5%		
Memphis Center Revenue Finance Corp., Sports Facility Revenue (Memphis Redbirds) 6.50%, 9/1/2028	8,000,000	8,119,200
Shelby County Health Educational and Housing Facilities Board, MFHR (Cameron) 7.25%, 7/1/2023	2,755,000	1,796,590
Texas—4.2%		
Alliance Airport Authority, Special Facilities Revenue (Federal Express Corp.) 6.375%, 4/1/2021	5,040,000	5,283,432
Austin Convention Enterprises Inc., Hotel Revenue (Convention Center):		
6.70%, 1/1/2028	5,000,000	5,358,800
5.75%, 1/1/2032	855,000	884,814
Dallas-Fort Worth International Airport:		
Facility Improvement Corporation Revenue (American Airlines Inc.) 7.25%, 11/1/2030	3,710,000	2,781,350
Joint Revenue 5.50%, 11/1/2021 (Insured; FSA)	3,000,000	3,257,520
Sabine River Authority, PCR (TXU Energy Company LLC) 6.15%, 8/1/2022	2,995,000	3,294,799
Texas Turnpike Authority, Central Texas Turnpike System Revenue 5.75%, 8/15/2038 (Insured; AMBAC)	3,500,000	3,921,575
Wichita Falls, Water and Sewer Revenue 5.375%, 8/1/2024 (Insured; AMBAC)	3,000,000	3,255,480
Utah—1.3%		
Carbon County, SWDR (Sunnyside Cogeneration-A) 7.10%, 8/15/2023	8,649,000	8,610,080
Virginia—.8%		
Isle Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corporation) 6.55%, 4/1/2024	3,000,000	3,040,170
West Point Industrial Development Authority, SWDR (Chesapeake Corp.) 6.375%, 3/1/2019	2,000,000	2,016,660

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Washington−2.0%		
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) 7.125%, 7/1/2016 (Insured; MBIA)	10,425,000	13,369,020
West Virginia−1.4%		
Upshur County, SWDR (TJ International) 7%, 7/15/2025	3,500,000	3,609,375
West Virginia, State Road 5.75%, 6/1/2025 (Insured; MBIA)	2,500,000	2,768,675
West Virginia Hospital Finance Authority, HR (Charleston Area Medical Center) 6%, 9/1/2012 (Prerefunded 9/1/2010)	2,440,000 [a]	2,767,350
Wisconsin−3.1%		
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Revenue 7%, 6/1/2028	13,350,000	14,442,431
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care) 6.40%, 4/15/2033	5,500,000	6,060,010
Wyoming−.4%		
Wyoming Student Loan Corp., Student Loan Revenue 6.25%, 6/1/2029	2,500,000	2,684,825
U.S. Related−1.7%		
Commonwealth of Puerto Rico: 5.65%, 7/1/2015 (Insured; MBIA)	4,000,000	4,659,320
Public Improvement 5.25%, 7/1/2013 (Insured; MBIA)	6,000,000	6,792,780
Total Long-Term Municipal Investments (cost $604,856,821)		**644,850,831**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
U.S. Treasury 10 Year Notes June 2005 @ 107 (cost $149,938)	500,000	**7,813**

Short-Term Municipal Investments–1.8%	Principal Amount ($)	Value ($)
Pennsylvania–1.0%		
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, VRDN (Children's Hospital) 3.05% (Insured; MBIA)	1,000,000 e	1,000,000
Schuylkill County Industrial Development Authority, RRR, VRDN (Northeastern Power Co.) 3.05% (LOC; Dexia Credit Locale de France)	5,495,000 e	5,495,000
Texas–.8%		
Bell County Health Facilities Development Corp., Revenue, VRDN (Scott and White Memorial Hospital) 3.05% (Insured; MBIA)	3,000,000 e	3,000,000
Texas Water Development Board, Revenue, VRDN (State Revolving Fund) 2.86%	2,000,000 e	2,000,000
Total Short-Term Municipal Investments (cost $11,495,000)		**11,495,000**
Total Investments (cost $616,501,759)	**99.4%**	**656,353,644**
Cash and Receivables (Net)	**.6%**	**3,810,153**
Net Assets	**100.0%**	**660,163,797**

Summary of Abbreviations

ACA	American Capital Access	**HR**	Hospital Revenue
AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
		LR	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
EDR	Economic Development Revenue		
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FHA	Federal Housing Administration	**PCR**	Pollution Control Revenue
FNMA	Federal National Mortgage Association	**RRR**	Resources Recovery Revenue
		SFMR	Single Family Mortgage Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GNMA	Government National Mortgage Association	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		AAA		AAA	46.2
AA		Aa		AA	15.6
A		A		A	13.3
BBB		Baa		BBB	11.7
BB		Ba		BB	1.7
B		B		B	.5
CCC		Caa		CCC	.4
F-1, F-1+		VMIG1, MIG1, P1		SP1, A1	1.6
Not Rated [f]		Not Rated [f]		Not Rated [f]	9.0
					100.0

[†] *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, these securities amounted to $50,491,808 or 7.6% of net assets.*

[d] *Purchased on a delayed delivery basis.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2005

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 4/30/2005 ($)
Financial Futures Short				
U.S. Treasury 10 Year Notes	50	5,571,094	June 2005	**(107,181)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	616,501,759	656,353,644
Cash on Initial Margin–Note 4		37,685
Interest receivable		10,730,328
Receivable for investment securities purchased		7,960,520
Receivable for shares of Beneficial Interest subscribed		118,752
Receivable for futures variation margin–Note 4		12,000
Prepaid expenses		45,383
		675,258,312
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		420,493
Cash overdraft due to custodian		935,482
Payable for investment securities purchased		13,271,059
Payable for shares of Beneficial Interest redeemed		290,506
Accrued expenses		176,975
		15,094,515
Net Assets ($)		**660,163,797**
Composition of Net Assets ($):		
Paid-in capital		691,752,439
Accumulated net realized gain (loss) on investments		(71,333,346)
Accumulated net unrealized appreciation (depreciation) on investments [including ($107,181) net unrealized (depreciation) on financial futures]		39,744,704
Net Assets ($)		**660,163,797**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	279,612,042	21,191,757	9,157,577	350,202,421
Shares outstanding	21,314,494	1,614,744	697,026	26,693,866
Net Asset Value Per Share ($)	**13.12**	**13.12**	**13.14**	**13.12**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2005

Investment Income ($):	
Interest Income	**27,912,765**
Expenses:	
Management fee–Note 3(a)	2,831,659
Shareholder servicing costs–Note 3(c)	1,567,359
Distribution fees–Note 3(b)	196,835
Registration fees	92,208
Custodian fees	58,470
Professional fees	49,661
Prospectus and shareholders' reports	16,766
Trustees' fees and expenses–Note 3(d)	14,456
Loan commitment fees–Note 2	3,607
Miscellaneous	38,290
Total Expenses	**4,869,311**
Less–reduction in expenses due to undertaking–Note 3(a)	(16,721)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(10,687)
Net Expenses	**4,841,903**
Investment Income-Net	**23,070,862**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	5,283,636
Net realized gain (loss) on options transactions	(9,456)
Net Realized Gain (Loss)	5,274,180

Net unrealized appreciation (depreciation) on
  investments including ($107,181) net unrealized
  (depreciation) on financial futures]
	3,186,442

Net Realized and Unrealized Gain (Loss) on Investments	**8,460,622**
Net Increase in Net Assets Resulting from Operations	**31,531,484**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2005	2004
Operations ($):		
Investment income–net	23,070,862	16,261,005
Net realized gain (loss) on investments	5,274,180	(4,489,664)
Net unrealized appreciation (depreciation) on investments	3,186,442	(1,575,929)
Net Increase (Decrease) in Net Assets Resulting from Operations	**31,531,484**	**10,195,412**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(13,068,198)	(14,256,130)
Class B shares	(992,193)	(1,447,639)
Class C shares	(379,857)	(460,325)
Class Z shares	(8,690,419)	–
Total Dividends	**(23,130,667)**	**(16,164,094)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	15,995,280	35,607,537
Class B shares	1,201,970	3,753,629
Class C shares	818,911	2,247,684
Class Z shares	8,745,394	–
Net assets received in connection with reorganization–Note 1	360,805,920	–
Dividends reinvested:		
Class A shares	8,094,642	8,431,974
Class B shares	551,772	778,442
Class C shares	225,496	269,128
Class Z shares	5,759,846	–
Cost of shares redeemed:		
Class A shares	(44,366,426)	(67,691,212)
Class B shares	(10,620,323)	(17,546,005)
Class C shares	(3,373,864)	(4,354,852)
Class Z shares	(25,890,773)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**317,947,845**	**(38,503,675)**
Total Increase (Decrease) in Net Assets	**326,348,662**	**(44,472,357)**
Net Assets ($):		
Beginning of Period	333,815,135	378,287,492
End of Period	**660,163,797**	**333,815,135**
Undistributed investment income–net	–	66,772

	Year Ended April 30,	
	2005	2004
Capital Share Transactions:		
Class A[a]		
Shares sold	1,238,023	2,738,676
Shares issued for dividends reinvested	622,551	646,297
Shares redeemed	(3,422,128)	(5,188,582)
Net Increase (Decrease) in Shares Outstanding	**(1,561,554)**	**(1,803,609)**
Class B[a]		
Shares sold	92,084	288,217
Shares issued for dividends reinvested	42,468	59,645
Shares redeemed	(819,430)	(1,345,398)
Net Increase (Decrease) in Shares Outstanding	**(684,878)**	**(997,536)**
Class C		
Shares sold	63,516	171,637
Shares issued for dividends reinvested	17,324	20,596
Shares redeemed	(261,444)	(334,897)
Net Increase (Decrease) in Shares Outstanding	**(180,604)**	**(142,664)**
Class Z		
Shares sold	666,944	–
Shares issued in connection with reorganization–Note 1	27,563,477	–
Shares issued for dividends reinvested	439,945	–
Shares redeemed	(1,976,500)	–
Net Increase (Decrease) in Shares Outstanding	**26,693,866**	**–**

[a] *During the period ended April 30, 2005, 352,639 Class B shares representing $4,574,649 were automatically converted to 352,748 Class A shares and during the period ended April 30, 2004, 413,589 Class B shares representing $5,398,765 were automatically converted to 413,719 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,				
Class A Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	12.81	13.04	12.99	13.14	12.75
Investment Operations:					
Investment income—net	.59[b]	.60[b]	.65[b]	.68[b]	.66
Net realized and unrealized gain (loss) on investments	.31	(.24)	.04	(.15)	.39
Total from Investment Operations	.90	.36	.69	.53	1.05
Distributions:					
Dividends from investment income—net	(.59)	(.59)	(.64)	(.68)	(.66)
Net asset value, end of period	13.12	12.81	13.04	12.99	13.14
Total Return (%)[c]	7.18	2.80	5.45	4.13	8.42
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.93	.93	.94	.92	.98
Ratio of net expenses to average net assets	.92	.93	.94	.92	.98
Ratio of net investment income to average net assets	4.54	4.57	4.95	5.20	5.09
Portfolio Turnover Rate	48.30	91.43	92.94	49.90	58.03
Net Assets, end of period ($ x 1,000)	279,612	293,083	321,936	361,701	349,345

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 5.19% to 5.20%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

	Year Ended April 30,				
Class B Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	12.82	13.05	12.99	13.14	12.76
Investment Operations:					
Investment income−net	.52[b]	.53[b]	.58[b]	.61[b]	.60
Net realized and unrealized gain (loss) on investments	.31	(.23)	.06	(.15)	.38
Total from Investment Operations	.83	.30	.64	.46	.98
Distributions:					
Dividends from investment income−net	(.53)	(.53)	(.58)	(.61)	(.60)
Net asset value, end of period	13.12	12.82	13.05	12.99	13.14
Total Return (%)[c]	6.64	2.20	5.00	3.60	7.93
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.44	1.44	1.44	1.43	1.49
Ratio of net expenses to average net assets	1.44	1.44	1.44	1.43	1.49
Ratio of net investment income to average net assets	4.02	4.06	4.44	4.69	4.63
Portfolio Turnover Rate	48.30	91.43	92.94	49.90	58.03
Net Assets, end of period ($ x 1,000)	21,192	29,471	43,022	43,092	47,026

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.68% to 4.69%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended April 30,				
Class C Shares	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	12.83	13.06	13.01	13.16	12.77
Investment Operations:					
Investment income—net	.49[b]	.50[b]	.55[b]	.57[b]	.57
Net realized and unrealized gain (loss) on investments	.32	(.23)	.05	(.14)	.39
Total from Investment Operations	.81	.27	.60	.43	.96
Distributions:					
Dividends from investment income—net	(.50)	(.50)	(.55)	(.58)	(.57)
Net asset value, end of period	13.14	12.83	13.06	13.01	13.16
Total Return (%)[c]	6.40	2.06	4.67	3.35	7.63
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.66	1.66	1.67	1.66	1.72
Ratio of net expenses to average net assets	1.66	1.66	1.67	1.66	1.72
Ratio of net investment income to average net assets	3.81	3.84	4.18	4.45	4.36
Portfolio Turnover Rate	48.30	91.43	92.94	49.90	58.03
Net Assets, end of period ($ x 1,000)	9,158	11,261	13,330	9,544	4,035

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.42% to 4.45%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

See notes to financial statements.

Class Z Shares	Year Ended April 30, 2005[a]
Per Share Data ($):	
Net asset value, beginning of period	13.09
Investment Operations:	
Investment income−net[b]	.32
Net realized and unrealized gain (loss) on investments	.03
Total from Investment Operations	.35
Distributions:	
Dividends from investment income−net	(.32)
Net asset value, end of period	13.12
Total Return (%)[c]	2.71[d]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	.88[e]
Ratio of net expenses to average net assets	.86[e]
Ratio of net investment income to average net assets	4.49[e]
Portfolio Turnover Rate	48.30
Net Assets, end of period ($ x 1,000)	350,202

[a] *From October 14, 2004 (commencement of initial offering) to April 30, 2005.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A, which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On April 6, 2004, the fund's Board of Trustees approved the addition of Class Z shares, which became effective on October 13, 2004.

As of the close of business on October 13, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to the liabilities, of General Municipal Bond Fund, Inc. were transferred to the fund. Shareholders of General Municipal Bond Fund, Inc. received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in General Municipal Bond Fund, Inc. at the time of the exchange. The net asset value of the fund's Class Z shares at the close of business on October 13, 2004, after the reorganization, was $13.09 per share, and a total of 27,563,477 Class Z shares representing net assets of $360,805,920 (including $24,179,912 net unrealized appreciation on investments and accumulated net realized loss on investments of $35,835,484) were issued to General Municipal Bond Fund, Inc. shareholders in the exchange. The exchange was a tax-free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of General Municipal Bond Fund Inc. as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $218,959, accumulated capital losses $71,486,216 and unrealized appreciation $39,916,028.

The amount of this loss which can be utilized in subsequent years is subject to an annual limitation due to the fund's merger with General Municipal Bond Fund, Inc. If not applied, $9,421,592 of the carryover expires in fiscal 2007, $17,253,564 expires in fiscal 2008, $9,553,959 expires in fiscal 2009, $17,083,173 expires in fiscal 2010, $10,384,676 expires in fiscal 2011 and $7,789,252 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, were as follows: tax exempt income $23,130,667 and $16,164,094, respectively.

During the period April 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $6,967, decreased accumulated net realized gain (loss) on investments by $15,348 and increased paid-in capital by $22,315. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund's Class Z shares, until at least April 30, 2006, so that, the total annual operating expenses of the fund's Class Z shares (exclusive of taxes, brokerage commissions, interest, commitment fees on borrowings and extraordinary expenses) do not exceed .87 of 1%. The reduction in expenses, pursuant to the undertaking, amounted to $16,721, during the period ended April 30, 2005.

During the period ended April 30, 2005, the Distributor retained $16,166 from commissions earned on sales of the fund's Class A shares, and $72,083 and $610 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $122,447 and $74,388, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class Z shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares and .20 of 1% of the value of the average daily net assets of Class Z shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B, Class C and Class Z shares were charged $717,320, $61,224, $24,796 and $387,022 respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $275,414 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $296,801, Rule 12b-1 distribution plan fees $14,325 and shareholder services plan fees $120,609, which are offset against an expense reimbursement currently in effect in the amount of $11,242.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) A .10% redemption fee is charged and retained by the fund on certain Class Z shares redeemed within thirty days of their issuance.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $239,678,266 and $284,820,304, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2005 are set forth in the Statement of Financial Futures.

At April 30, 2005, the cost of investments for federal income tax purposes was $616,437,616; accordingly, accumulated net unrealized appreciation on investments was $39,916,028, consisting of $42,038,907 gross unrealized appreciation and $2,122,879 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Municipal Bond Fund, including the statements of investments and financial futures, as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Municipal Bond Fund at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 15, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2005 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

—————————

Clifford L. Alexander, Jr. (71)
Board Member (1986)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

—————————

Peggy C. Davis (62)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (72)
Board Member (1986)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 26

————————

Nathan Leventhal (62)
Board Member (1989)

Principal Occupation During Past 5 Years:
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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